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Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Exhibit 99.1
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Changes and appointments to Sibanye-Stillwater senior management
Johannesburg, 22 January 2021: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to update stakeholders on further changes to the organisational structure, designed to enhance delivery and strategic focus
Robert van Niekerk, previously Executive Vice President: Group Technical has been appointed as Chief
Technical Officer for the Group, effective from 1 Dec 2020. Robert has occupied various senior leadership roles within the Group since its formation in 2013, including leading the successful integration of the Kroondal, Rustenburg and Marikana PGM operations. Robert has more than 30 years’ experience at both underground and surface mining operations, locally and internationally.
Dawie van Aswegen has been appointed EVP: SA PGM operations, effective 11 January 2021, replacing
Wayne Robinson who was appointed as EVP for the US PGM operations in September 2020 following the untimely passing of Chris Bateman. Dawie has been an integral part of the SA PGM leadership team since joining Sibanye-Stillwater from Anglo American Platinum in 2016. Dawie has held various senior management positions in the mining industry, primarily in the PGM sector, for more than 25 years.
We have also strengthened our ESG capability through the appointment of Loyiso Ndlovu as Senior Vice
President: ESG. Loyiso comes with 20 years’ experience in the sustainability sector through leading development finance and impact lending across infrastructure, agriculture and small businesses. She has
15 years governance experience in development led conservation and has led interactions across the continent on development finance, market led conservation and sustainability principles in banking. She holds a Masters in Business Administration (Unisa) and a Bachelor of Science in Industrial Information
Technology (City University- Birmingham, UK) and attended the Management Development Program at
Unisa.
Group CEO Neal Froneman commenting in the appointments said:” As the Group has grown and evolved, we have continued to adapt our corporate structure to ensure efficient delivery of our strategic priorities. I am confident that these changes to the executive and additions to the senior management team will further bolster our ability to deliver value, as we execute our strategic intent and ensure operating excellence across the Group.”
For full biographies of executive members, please refer to https://www.sibanyestillwater.com/about-
us/leadership/.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014

www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD-LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the
“safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s
(“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.
All statements other than statements of historical facts included in this announcement may be forward-
looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”,
“estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-
Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of
Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-
Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-
Stillwater’s operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting Sibanye-
Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the
United States Securities and Exchange Commission, including the Integrated Annual Report 2019 and the
Annual Report on Form 20-F for the fiscal year ended 31 December 2019.
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).